PRESS RELEASE

ASANKO GOLD OPERATIONAL UPDATE

Highlights:

  Reconciliation of grade control model to resource model reflecting total gold ounces up by 7% for three months ending August 2017

  Reserve reconciliation showing significant improvement comparing the mill feed to the reserve model over last three months

-   Mill feed grades in August were 2% above reserve grades

-   Mill feed to reserve model reconciliation of 100% in August

  Blast movement technology contributing significantly to mining reconciliation improvements

  436,000 tonnes of ore at 1.95 g/t gold mined in August

  Final commissioning of P5M volumetric upgrades underway, milling circuit achieving levels in excess of 13,500tpd of fresh rock on a campaign basis

  Production on track to meet revised 2017 guidance

  Confirmatory drilling at Akwasiso firms up reserves

  Grade control drilling at Dynamite Hill confirms MRE, ore mining operations to commence in Q4 2017

Vancouver, British Columbia, September 21, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) is pleased to provide an operational update on the Asanko Gold Mine (AGM), located in Ghana, West Africa. Peter Breese, President and CEO, will be presenting at the Denver Gold Forum on September 26, 2017. A webcast of the presentation will be available at:
www.denvergoldforum.org/dgf17/dgf17-webcasts/2017-ondemand-webcast/

Peter Breese, President and CEO, commented "The mining interventions we put in place in July at Nkran are starting to yield very encouraging results and the blast movement technology is making a significant contribution to the management of ore losses and dilution, as evidenced by the positive variances we are seeing in grade and ounces. The continued positive resource and reserve reconciliations clearly confirm the Life of Mine plan with respect to our future expansions.

The P5M volumetric upgrades are in the final stages of commissioning, with levels in excess of 13,500 tonnes per day of hard rock being processed through the mill. This is a significant achievement as hard rock currently makes up 93% of our mill feed blend whilst we are waiting for a consistent supply of oxide ore, which will come from the Akwasiso and Dynamite Hill satellite pits. In spite of having encountered three mill motor outages in the quarter, the positive results from the mining interventions as well as plant's performance means we are tracking our revised 2017 production guidance."

Nkran Resource & Reserve Reconciliation

The reconciliation process to measure the entire value chain from gold in the ground through to mill feed and eventual gold production against the Nkran Mineral Resource Estimate ("MRE") is ongoing. Both the resource and the reserve reconciliation components have been embedded into the mine planning and mining execution processes.

The resource reconciliation measures the variance between the MRE, which is based on widely spaced drilling information, and the grade control resource model, which is based on high density drilling and provides the most accurate determination of the resource.

As announced in the Q2 2017 MD&A, for the three month period (May, June and July) the grade control model was within 2% of the resource model. In August, there was a 21% positive variance in ore grade and a 10% positive variance in ounces in the grade control model versus the resource model. This positive grade and ounce variance is significant as it scientifically validates the gold endowment in Nkran and the life of mine plans based on that endowment.

Grade Control Model vs. Resource Model Reconciliation
Month	Ore Tonnes	Ore Grade	Ounces
June	87%	117%	101%
July	94%	116%	109%
August	91%	121%	110%
3 Month Ave.	91%	118%	107%

In Q3 2017, the next stage of the reconciliation, which is confirmation of the mill feed to the reserve model, commenced. This reserve reconciliation measures the ability of the mining operations to deliver the planned tonnages and grade predicted by the reserve model to the processing plant.

During July and August, mining operations have been focused on improving ore delineation and the design of the ore polygons to be mined in order to reduce ore dilution and losses. In addition, following the implementation of blast movement technology in July, there has been a continual improvement in the ability of the mining operation to deliver the planned grades and volumes of ore. This is evidenced by the significant improvement in the mill feed to reserve model reconciliation over the past three months.

In August, there was a 2% positive variance on ore grade and a 100% reconciliation on ounces. These improvements are material as they clearly demonstrate the operation's ability to deliver the mine plan. For August, 436,000 tonnes of ore was mined at 1.95 g/t.

Mill Feed vs. Reserve Model Reconciliation
Month	Ore Tonnes	Ore Grade	Ounces
June	91%	90%	82%
July	109%	88%	96%
August	98%	102%	100%
3 Month Ave.	99%	95%	94%

Project 5 Million ("P5M") Plant Upgrade

Commissioning of the P5M volumetric upgrades continued during the quarter. During July and August, the plant experienced three SAG mill motor outages which resulted in a total of 11 days of lost milling time, notwithstanding this the Company is on track to meet its 2017 revised production guidance. Alongside the spare mill motor onsite, a further two new upgraded mill motors are due for delivery in Q1 2018.

In spite of the mill motor outages, the plant is now achieving, on a campaign basis, daily milling rates of in excess of 13,500 tonnes of fresh ore at 93% of the mill feed blend into the plant, which is well above the design of 60%.

The upgrades to the recovery circuit, which is the second stage of the P5M plant upgrade, are expected to be installed during Q4 2017 and commissioned by the end of 2017, as per the construction schedule.

Akwasiso

During July & August, a confirmatory drilling program was undertaken at the Akwasiso satellite deposit, located approximately three kilometres north east of the processing facility. The purpose of the program was to infill drill test the previously inaccessible area which was covered with tailings from historic artisanal mining activities. The drilling program has firmed up the Akwasiso reserve model. Mining operations will continue to deliver approximately 20,000 tonnes per month ("tpm") of oxide ore to the plant up to the end of 2017 and then ramp up in fresh ore, in line with mining plans in H1 2018.

In addition, the drilling was also aimed at further investigating any potential mineralization on the eastern contact between the granite and the sandstone mineralization trends. A total of 4,051m were drilled and the drilling program has confirmed the continuity of mineralization at depth and also discovered a new near surface zone of mineralization along the eastern edge of the deposit. In line with the previous phases of drilling, this drilling program intersected significant near surface mineralization widths and some exceptional grades. Another round of drilling to test this zone's continuity at depth will commence in Q4 2017.

Some of the significant intercepts from the confirmatory drilling program are shown in the table below. A complete table showing all the recent Akwasiso drill results is included in the Appendix.

Table 1: Akwasiso Drill Intercepts
Hole_ID	From	To	Intercept Description	Grade Thickness (gm)
AKRC17-151	102	111	9.00m @ 15.56 g/t	140.04
AKRC17-154	10	60	50.00m @ 2.09 g/t	104.5
AKRC17-170	18	57	39.00m @ 2.52 g/t	98.28
AKRC17-167	36	60	24.00m @ 3.79 g/t	90.96
AKRC17-162	16	60	44.00m @ 1.51 g/t	66.44
AKRC17-168	69	119	50.00m @ 1.23 g/t	61.5
AKRC17-160	90	114	24.00m @ 2.39 g/t	57.36
AKRC17-159	38	45	7.00m @ 7.71 g/t	53.97
AKRC17-168	33	62	29.00m @ 1.77 g/t	51.33

Notes:

Gold intercepts are generated as a weighted average. No upper cut has been applied.
Gold intercepts are generated using a 0.5 g/t cut-off with no more than 3m of inclusive internal waste and a minimum intercept of 3m

Dynamite Hill

In anticipation of commencing operations at Dynamite Hill in Q4 2017, 3,096 meters of grade control drilling has been completed in 65 holes to provide the detail required for the short term mine plan and to confirm the oxide ore volumes predicted by the resource model. The grade control program has fully validated the Dynamite Hill resource model and the mine plan remains unchanged.

Dynamite Hill will be the second satellite pit to be brought into production and expected to deliver approximately 70,000tpm from Q1 2018 onwards. This will add significant flexibility to the AGM mining operations, thereby further de-risking operational delivery. A local mining contractor, Rocksure, has been appointed to mine the deposit and is in the process of site establishment. The constructions of the haul road linking Dynamite Hill to Akwasiso and the central processing facility is nearing completion.

Qualified Person Statement

Benjamin Gelber P.Geo, Manager: Generative Exploration is the Asanko Qualified Person under NI 43-101 guidelines who has reviewed the technical content of this news release.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater - Executive, Corporate Development and Strategy
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

Appendix: Complete Table of Recent Akwasiso Drill Intercepts
Notes:

All intercepts calculated by weighted average
All intercepts calculated using a 0.5 g/t cut-off, no more than 3m of consecutive internal waste, and minimum intercept of 3m
Coordinates are in UTM WGS84 Zone 30N
East, North, RL and Depth are all calculated in metres, Azimuth and Dip are in degrees
Type: RC=Reverse Circulation
NSI - No Significant Intercept

Hole_ID	Type	East	North	RL	Depth	Azimuth	Dip	From	To	Interval Width	Grade (g/t)	Intercept Description	Grade Thickness (gm)	Drilling Phase
AKRC17-151	RC	614335.0	703952.6	164.1	112	306	-50	31	39	8	1.42	8.00m @ 1.42 g/t	11.36	Phase 3
AKRC17-151	RC	614335.0	703952.6	164.1	112	306	-50	83	86	3	0.93	3.00m @ 0.93 g/t	2.79	Phase 3
AKRC17-152	RC	614353.1	703968.9	164.5	114	306	-50	**35**	**66**	**31**	**1.15**	**31.00m @ 1.15 g/**	**35.65**	Phase 3
AKRC17-152	RC	614353.1	703968.9	164.5	114	306	-50	6	24	18	0.7	18.00m @ 0.70 g/	12.6	Phase 3
AKRC17-152	RC	614353.1	703968.9	164.5	114	306	-50	72	75	3	0.86	3.00m @ 0.86 g/t	2.58	Phase 3
AKRC17-153	RC	614363.9	703960.0	164.8	104	306	-50	**18**	**58**	**40**	**0.94**	**40.00m @ 0.94 g/**	**37.6**	Phase 3
AKRC17-153	RC	614363.9	703960.0	164.8	104	306	-50	63	77	14	0.71	14.00m @ 0.71 g/	9.94	Phase 3
AKRC17-153	RC	614363.9	703960.0	164.8	104	306	-50	95	103	8	0.43	8.00m @ 0.43 g/t	3.44	Phase 3
AKRC17-154	RC	614396.1	703972.3	165.4	138	310	-50	**10**	**60**	**50**	**2.09**	**50.00m @ 2.09 g/**	**104.5**	Phase 3
AKRC17-154	RC	614396.1	703972.3	165.4	138	310	-50	125	135	10	1.79	10.00m @ 1.79 g/	17.9	Phase 3
AKRC17-154	RC	614396.1	703972.3	165.4	138	310	-50	94	120	26	0.62	26.00m @ 0.62 g/	16.12	Phase 3
AKRC17-154	RC	614396.1	703972.3	165.4	138	310	-50	73	79	6	0.65	6.00m @ 0.65 g/t	3.9	Phase 3
AKRC17-154	RC	614396.1	703972.3	165.4	138	310	-50	64	68	4	0.71	4.00m @ 0.71 g/t	2.84	Phase 3
AKRC17-155	RC	614269.4	703905.1	165.1	130	306	-50	9	13	4	0.91	4.00m @ 0.91 g/t	3.64	Phase 3
AKRC17-156	RC	614275.5	703923.8	164.9	102	306	-50					NSI	NSI	Phase 3
AKRC17-157	RC	614283.7	703917.4	165.2	90	310	-50					NSI	NSI	Phase 3
AKRC17-158	RC	614276.4	703897.9	165.5	66	310	-50	23	27	4	0.89	4.00m @ 0.89 g/t	3.56	Phase 3
AKRC17-159	RC	614297.9	703931.9	164.8	90	310	-50	**38**	**45**	**7**	**7.71**	**7.00m @ 7.71 g/t**	**53.97**	Phase 3
AKRC17-160	RC	614363.4	703987.2	164.1	140	310	-50	**90**	**114**	**24**	**2.39**	**24.00m @ 2.39 g/**	**57.36**	Phase 3
AKRC17-160	RC	614363.4	703987.2	164.1	140	310	-50	71	86	15	1.19	15.00m @ 1.19 g/	17.85	Phase 3
AKRC17-160	RC	614363.4	703987.2	164.1	140	310	-50	18	45	27	0.66	27.00m @ 0.66 g/	17.82	Phase 3
AKRC17-160	RC	614363.4	703987.2	164.1	140	310	-50	56	66	10	0.61	10.00m @ 0.61 g/	6.1	Phase 3
AKRC17-160	RC	614363.4	703987.2	164.1	140	310	-50	10	13	3	0.69	3.00m @ 0.69 g/t	2.07	Phase 3
AKRC17-161	RC	614304.0	703927.8	164.9	66	310	-50	**44**	**52**	**8**	**3.37**	**8.00m @ 3.37 g/t**	**26.96**	Phase 3
AKRC17-161	RC	614304.0	703927.8	164.9	66	310	-50	26	29	3	1.48	3.00m @ 1.48 g/t	4.44	Phase 3
AKRC17-161	RC	614304.0	703927.8	164.9	66	310	-50	15	20	5	0.86	5.00m @ 0.86 g/t	4.3	Phase 3
AKRC17-162	RC	614319.6	703948.1	164.4	90	310	-50	**16**	**60**	**44**	**1.51**	**44.00m @ 1.51 g/**	**66.44**	Phase 3
AKRC17-162	RC	614319.6	703948.1	164.4	90	310	-50	82	86	4	4.27	4.00m @ 4.27 g/t	17.08	Phase 3
AKRC17-163	RC	614498.9	704030.2	166.4	42	310	-50					NSI	NSI	Phase 3
AKRC17-164	RC	614490.7	704036.3	166.4	54	310	-50	47	53	6	1.09	6.00m @ 1.09 g/t	6.54	Phase 3
AKRC17-165	RC	614482.9	704042.0	166.4	58	310	-50					NSI	NSI	Phase 3
AKRC17-166	RC	614449.2	703991.4	166.1	42	310	-50	15	30	15	1.12	15.00m @ 1.12 g/	16.8	Phase 3
AKRC17-167	RC	614438.3	703999.6	166.2	60	310	-50	**36**	**60**	**24**	**3.79**	**24.00m @ 3.79 g/**	**90.96**	Phase 3
AKRC17-167	RC	614438.3	703999.6	166.2	60	310	-50	**20**	**32**	**12**	**2.11**	**12.00m @ 2.11 g/**	**25.32**	Phase 3
AKRC17-168	RC	614438.3	704023.8	165.7	120	310	-50	**69**	**119**	**50**	**1.23**	**50.00m @ 1.23 g/**	**61.5**	Phase 3
AKRC17-168	RC	614438.3	704023.8	165.7	120	310	-50	**33**	**62**	**29**	**1.77**	**29.00m @ 1.77 g/**	**51.33**	Phase 3
AKRC17-168	RC	614438.3	704023.8	165.7	120	310	-50	19	28	9	1.64	9.00m @ 1.64 g/t	14.76	Phase 3
AKRC17-169	RC	614430.3	704030.1	165.8	54	310	-50	**19**	**32**	**13**	**2.97**	**13.00m @ 2.97 g/**	**38.61**	Phase 3
AKRC17-170	RC	614428.7	704007.4	166.1	60	310	-50	**18**	**57**	**39**	**2.52**	**39.00m @ 2.52 g/**	**98.28**	Phase 3
AKRC17-171	RC	614414.9	703979.3	165.9	48	310	-50	**20**	**47**	**27**	**1.66**	**27.00m @ 1.66 g/**	**44.82**	Phase 3
AKRC17-172	RC	614411.2	703971.1	165.8	36	310	-50	27	36	9	1.41	9.00m @ 1.41 g/t	12.69	Phase 3
AKRC17-173	RC	614422.2	703962.5	165.6	73	310	-50	**47**	**73**	**26**	**1.63**	**26.00m @ 1.63 g/**	**42.38**	Phase 3
AKRC17-173	RC	614422.2	703962.5	165.6	73	310	-50	25	32	7	2.45	7.00m @ 2.45 g/t	17.15	Phase 3
AKRC17-174	RC	614434.5	704041.4	165.9	51	310	-50	**45**	**51**	**6**	**4.12**	**6.00m @ 4.12 g/t**	**24.72**	Phase 3
AKRC17-174	RC	614434.5	704041.4	165.9	51	310	-50	23	29	6	2.96	6.00m @ 2.96 g/t	17.76	Phase 3
AKRC17-175	RC	614386.9	703959.7	165.1	60	310	-50	**20**	**27**	**7**	**5.66**	**7.00m @ 5.66 g/t**	**39.62**	Phase 3
AKRC17-175	RC	614386.9	703959.7	165.1	60	310	-50	**33**	**60**	**27**	**1.42**	**27.00m @ 1.42 g/**	**38.34**	Phase 3
AKRC17-176	RC	614439.8	704034.6	165.9	60	310	-50	**35**	**38**	**3**	**13.33**	**3.00m @ 13.33 g/**	**39.99**	Phase 3
AKRC17-176	RC	614439.8	704034.6	165.9	60	310	-50	25	28	3	2.42	3.00m @ 2.42 g/t	7.26	Phase 3
AKRC17-177	RC	614384.5	703939.2	164.1	54	310	-50	38	48	10	0.84	10.00m @ 0.84 g/	8.4	Phase 3
AKRC17-178	RC	614313.4	703893.9	164.9	78	310	-50	**60**	**70**	**10**	**2.44**	**10.00m @ 2.44 g/**	**24.4**	Phase 3
AKRC17-178	RC	614313.4	703893.9	164.9	78	310	-50	26	29	3	3.61	3.00m @ 3.61 g/t	10.83	Phase 3

Notes:

All intercepts calculated by weighted average
All intercepts calculated using a 0.5 g/t cut-off, no more than 3m of consecutive internal waste, and minimum intercept of 3m
Coordinates are in UTM WGS84 Zone 30N
East, North, RL and Depth are all calculated in metres, Azimuth and Dip are in degrees
Type: RC=Reverse Circulation
NSI - No Significant Intercept